U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           Notification of Late Filing

                                   ----------

|_| Form 10-KSB   |_| Form 11-K     |_| Form 20-F    |X| Form 10-QSB
|_| Form N-SAR

                FOR THE FISCAL QUARTER ENDED: September 30, 2004
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                      N/A

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PART I - REGISTRANT INFORMATION
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                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
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               (Exact Name of Registrant as Specified in Charter)

            100 NORTH TAMPA STREET, SUITE 2410, TAMPA, FLORIDA 33602
            --------------------------------------------------------
                     (Address of Principal Executive Office)

              204 NW PLATTE VALLEY DRIVE, RIVERSIDE, MISSOURI 64152
              -----------------------------------------------------
                  (Former address if changes since last report)

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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

      The Registrant is unable to timely file its report on Form 10-QSB for the fiscal quarter ended September 30, 2004 (the "Form 10-QSB") without unreasonable effort or expense due to the additional time required of the registrant for (1) relocating all corporate records from our former office in Utah to our administrative offices in Missouri and (2) implementing a new accounting system in our administrative offices Missouri, both of which were necessitated by the terms of Settlement Agreement entered into by the registrant on July 2, 2004, (as reported in the Registrant's Report on Form 8-K dated July 19, 2004).

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Peter M. Peterson (813) 387 - 3310
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(2)   Have all other periodic reports required (under Section 13 or 15(d) of the
      Securities and Exchange Act of 1934 or Section 30 of the Investment
      Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  |X|   YES                                            |_|   NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Revenue for the third quarter of 2003 was $9,076,162 resulting in a net loss for the period of $584,586. As much of the operations that generated that revenue were transferred to Garn and Willis as a result of the Settlement Agreement (see the Registrant's Report on Form 8-K dated July 19, 2004), revenue for the current reporting period will be substantially less. The actual amount of revenue and the resulting net loss cannot be accurately estimated at this time.

      Innovative Software Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 11, 2004                Innovative Software Technologies, Inc.

                                         By:/s/ Peter M. Peterson
                                            ------------------------------------
                                            Peter M. Peterson
                                            Chief Executive Officer

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ATTENTION Intentional misstatements or omissions of act constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

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